Tenet Appoints Accomplished Organizational Executive as Vice

President of Operations for Cubeler Division

Toronto, Ontario - (PRNewswire - January 25, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that the Company has appointed Mr. Raji Wahidy as Vice President of Operations for its business division, Cubeler. In this role, Mr. Wahidy will bring his expertise in leading operational matters such as contract negotiations, service level agreements, strategic planning in line with global business expansion and commercial operations.

Raji Wahidy has more than 17 years of experience across multiple industries, working with established Fortune 500 companies such as Vodafone and Ericsson, as well as mid-size companies and start-ups. Most recently, Mr Wahidy was Chief Executive Officer of Virtual Rehab, Inc. where he was responsible for global operations, strategic planning, and global expansion. During his tenure as CEO, Virtual Rehab emerged as one of Canada's most promising high-growth life sciences companies. In prior roles, Raji excelled at strategic business planning, delivering global transformational programs, developing go-to-market programs for service & product launches, budgetary planning, and corporate negotiations. Given Mr. Wahidy's exemplary performance, he has received more than 20 global recognition awards to date. He has been credited with seamless strategic implementation in the fields of geographic business expansions, achieving year-over-year growth for his teams, enhancing operational capabilities for units including cloud services, physical presence and more. Raji holds a Doctorate of Management in organizational leadership from the University of Phoenix. He also has multiple certificates from Harvard Business Publishing to his credit.

"Tenet has made impressive strides growing their business in China which made this an attractive opportunity as the company looks to build on that success with its global expansion plans for Cubeler. As we move towards our launch, my experience and skillset are well suited to ensure operational systems are strategically implemented and organized to facilitate the exceptional growth we anticipate. I look forward to working with the Tenet and Cubeler teams to propel the company to new heights," said Mr. Raji Wahidy.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America
Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

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Forward-Looking Statements / Information:

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